Exhibit 99.1

ASX ANNOUNCEMENT 8 January 2014 US investor presentation Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to release the attached investor presentation that will be presented by its Acting Chief Executive Officer, Tom Howitt, to brokers and fund managers attending the J.P. Morgan Annual Healthcare Conference in San Francisco, California, commencing on Monday, 13 January 2014. FOR FURTHER INFORMATION PLEASE CONTACT Mr. Tom Howitt Laura Forman (USA) Chief Executive Officer (Acting) Blueprint Life Science Group Genetic Technologies Limited +1 (415) 375 3340, Ext. 103 Phone: +61 3 8412 7000 About Genetic Technologies Limited Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid). The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species. Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio. Genetic Technologies is an ASX and NASDAQ listed company with operations in the USA and Australia. For more information, please visit www.gtglabs.com. Safe Harbor Statement Any statements in this press release that relate to the Company's expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company's actual results may differ materially from expected results. Additional risks associated with Genetic Technologies' business can be found in its periodic filings with the SEC. Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328 Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040

Corporate Overview January 2014

Forward Looking Statements This presentation may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results and business achievements/performance of Genetic Technologies Limited and certain of the plans and objectives of its management. These statements are statements that are not historical facts. Words such as “should”, “expects”, “anticipates”, “estimates”, “believes” or similar expressions, as they relate to Genetic Technologies Limited, are intended to identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect Genetic Technologies’ current expectations and assumptions as to future events and circumstances that may not prove accurate. There is no guarantee that the expected events, trends or results will actually occur. Any changes in such assumptions or expectations could cause actual results to differ materially from current expectations. 2

Corporate Overview Revenue-generating global diagnostics business focused on women’s health Lead product is breast cancer risk test BREVAGenTM for non-familial (sporadic) breast cancer - Launched mid-2011 and now approved and available in all 50 U.S. states - U.S. CLIA approved and CE Mark awarded Headquartered in Melbourne, Australia - Leveraging over 20 years of experience as the region’s largest genetic testing business - Globally certified laboratory (CLIA, ISO, RCPA, NATA) - Sustainable cash flow provides operational base for new asset expansion IP out-licensing program generates recurring revenue stream - Approx. 77 licenses covering “non-coding DNA” granted to date, generating >$73 million in revenue - Protected by extensive patent portfolio in 24 countries worldwide U.S. subsidiary, Phenogen Sciences Inc., focused on BREVAGen sales and marketing Dual-listed on NASDAQ (GENE) and ASX (GTG) 3

Phenogen Sciences Inc. Established in 2010 to serve as platform for U.S. expansion within women’s health - Headquartered in Charlotte, North Carolina - Manages U.S. sales and marketing of BREVAGen BREVAGen acquired from Perlegen Sciences Inc. in 2010 as a blood-based test - Test adapted by Phenogen into buccal (cheek) swab used today to improve patient compliance, efficiency and cost effectiveness BREVAGen growth and broader U.S. business development supported by legacy genetic testing business and ongoing IP out-licensing program - Enables potential for related MDx acquisitions to leverage established sales infrastructure Mark Ostrowski, U.S.-based SVP, Sales and Marketing, appointed in September 2012 - 11 years at Myriad Genetics, including Head of Sales Operations 4

Established Infrastructure Sales and marketing, customer support, reimbursement management and sample accessioning to Laboratory Information Management System in Australia Genetic Technologies Limited Melbourne, Victoria, Australia Technical and corporate support with laboratory globally certified to ISO, RCPA, NATA and CLIA Phenogen Sciences Inc. Charlotte, North Carolina, U.S. 5

Sales Mix by Business Unit U.S. Operations - BREVAGenTM revenue • Historically accounted for on a cash basis – to move to accruals basis in respect of FY 2014 • Claims received from private insurers • Patient Protection Program provides agreed lower limit for revenue per test Australian Operations - Heritage businesses (Asia Pacific) includes Medical, Parentage, Canine and Forensics testing • Annual revenue: $3 million - $4 million • Mature businesses with scope for modest growth - Out-licensing • Variable, but significant, annual revenue: $2.5 million to $13.7 million over past 5 years • Long-term annual average revenue in excess of $6.5 million • $4.8 million in FY 2013, up 89% on previous financial year • Numerous potential licensees (some with large infringement) being pursued 6

BREVAGenTM 7

What is BREVAGenTM? 8 BREVAGen is a simple swab-based test that can help determine a woman’s risk of developing breast cancer Genetic risk is combined with clinical risk from the Breast Cancer Risk Assessment Tool (BCRAT) to provide an integrated risk score Molecular panel of 7 SNPs (single nucleotide polymorphisms) identified from the Human Genome Project Each SNP is independently associated with estrogen receptor positive (ER+) sporadic breast cancer - Over 75% of all Sporadic Breast Cancer is Estrogen Receptor Positive Found in 25% to 50% of women, these SNPs are high frequency/low penetrance alleles First test of its kind to be clinically validated to assess both five-year and lifetime risk for sporadic, hormone-dependent breast cancer Validated and CLIA-approved for use in caucasian women of European descent, aged > 35

Scientific Support for BREVAGenTM 9 Mealiffe ME, et al. (2010). J Natl Cancer Inst. 102(21): 1618-1627 Assessment of clinical validity of a breast cancer risk model combining genetic and clinical information Confirms the validity of combining SNP genotypes with the Gail model and demonstrates the utility of reclassification analysis for predictive risk tests. Comen E, et al. (2011). Breast Cancer Res Treat. 127: 479-487 Discriminatory accuracy and potential clinical utility of genomic profiling for breast cancer risk in BRCA-negative women Provides independent confirmation of the validity of combining SNP genotypes with the Gail model. Demonstrates the clinical utility of improved risk assessment for guiding MRI screening and Tamoxifen chemoprevention. Dite GS, et al. (2013). Breast Cancer Res Treat. 139(3): 887-896 Using SNP genotypes to improve the discrimination of a simple breast cancer risk prediction model Extends reclassification of breast cancer risk using SNP genotypes to a wider population age group. Folse H, et al. (2013). Cancer Prev Res. 6(12):1328-36 Cost-effectiveness of a genetic test for breast cancer risk Simulated clinical trial demonstrates that use of BREVAGenTM to recommend MRI screening is most cost-effective for women with a lifetime risk between 16% and 28%. Importantly, this strategy is predicted to reduce breast cancer deaths by 2.66% (relative to Gail alone).

Breast Cancer Risk: Early Detection Is Key 1 U.S. woman in 8 will develop breast cancer in her lifetime 39,500 of these women will die each year HOWEVER, with early detection, >95% of these women can survive * 10 * http://www.cancer.org/cancer/breastcancer/detailedguide/breast-cancer-key-statistics

Familial vs. Sporadic Breast Cancer A total of 235,000 breast cancer cases are diagnosed each year in the U.S. 80% of breast cancer is “sporadic” (meaning no strong family history) - An estimated 188,000 sporadic cases are reported each year BREVAGenTM focuses exclusively on risk for sporadic breast cancer - Women who are BRCA negative, with no/limited family history, who may have an elevated clinical risk 11

BREVAGenTM Differentiated Integrated Risk Score BREVAGenTM provides both a five-year and lifetime percentage risk of developing sporadic breast cancer Allows physicians to recommend a personalized ‘Breast Health Plan’ outlining better surveillance strategies and proactive changes, tailored to each patient’s lifestyle and health status Provides medical management options based on independent guidelines from the American Cancer Society and ASCO (last updated 2009) 12

BCRAT / Traditional GAIL Score Traditionally, a patient’s risk of sporadic breast cancer has been identified by using clinical factors alone Historically known as the GAIL score, Breast Cancer Risk Assessment Tool (BCRAT) measures a woman’s hormonal and reproductive risk factors, including: - Pregnancy history - Current age - Age at menarche - Age at menopause - Race/ethnicity 13

Cumulative Impact of Common, Low Risk Alleles Low-risk alleles are predictive of estrogen receptor positive (ER+) tumor types and account for the majority breast cancer incidence More than 80% of breast cancer incidence is sporadic 75% of sporadic breast cancer is ER+ 14

BREVAGenTM’s Clinical Difference Early detection of breast cancer is the key to successfully fighting it - BREVAGen enables more accurate selection of patients for MRI screening - Only 53% of women maintain regular mammographic screening * - BREVAGenTM helps solve the over/under use of the mammography debate by tailoring the right schedule for the right risk profile USPSTF (April 2013) recommends the use of tamoxifen / raloxifene in high risk women - BREVAGen provides a more accurate five-year risk assessment Recent legislation requires MD to notify patient of dense breast tissue following mammography - Patients identified as having dense breast tissue are recommended to discuss risk assessment options 15 * Gierisch JM, et al. (2010). Cancer Epidemiol Biomarkers Prev. 19: 1103-1111

Summary - The Benefits of BREVAGen™ 16 1. Improved Health Outcomes 2. Improved Cost Effectiveness when intervention and surveillance are appropriately applied to women at higher risk

BREVAGenTM Competitive Landscape There is limited, if any, real competition to BREVAGen, which includes: deCODE (Iceland) - Launched in October 2008 by deCODE Genetics, but with no validation - deCODE Breast Cancer test assesses risk based on 16 common SNPs, ordered only via MDs - Emerged from Chapter 11 in April 2010 as a private company – purchased by Amgen in December 2012, primarily for companion diagnostics assets InterGenetics (Oklahoma City) - Breast cancer test is based on 22 SNPs, but with no relevant validation - Limited sales and marketing presence - Self generated regulatory difficulties Other (largely direct to consumer) - Navigenics (FDA warning letter received and test subsequently withdrawn from the Market) - 23&Me (FDA warning letter received and test subsequently withdrawn from the Market) - Knome 17

U.S. Market - Targeted Patient Profiles for BREVAGenTM 18 Women meeting the criteria below may be appropriate candidates for BREVAGen: - Age>35 years - Caucasian (based on current test) - Gail-model appropriate - Other clinical risk factors BREVAGen is appropriate for women who return a negative breast biopsy result = 1.3 million each year BREVAGen is most appropriate, and most cost effective, for women of above average clinical lifetime risk (10.3% of women are in this category at age 50) = 7.5 million women each year (including those with a negative biopsy result)

BREVAGenTM Performance 78 84 113 142 178 368 403 599 914 1125 0 200 400 600 800 1000 1200 2011/2012 - Q1 2011/2012 - Q2 2011/2012 - Q3 2011/2012 - Q4 2012/2013 - Q1 2012/2013 - Q2 2012/2013 - Q3 2012/2013 - Q4 2013/2014 - Q1 2013/2014 - Q2 BREVAGen Samples Received By quarter (launch to end of December 2013) 19

The BREVAGenTM Ambassadors Program 20 Program now expanded to 23 Key Opinion Leaders (KOLs) with the objective to: - Highlight the utility and value of BREVAGen in the clinical setting - Provide templates for clinic adoption, patient selection and logistics - Drive increased adoption of the BREVAGen test High prescribing users and KOLs on TV aim to: - Introduce BREVAGen to the general public - Integrate PR with new speakers in the various sales territories

BREVAGenTM Market Progress BREVAGen now available in all 50 U.S. states - Sales force expansion: • Current number of sales reps: 15 • Plan to add a further 3 sales reps in the first half of calendar 2014 (one in New York City, one in Colorado/Utah and one in Minnesota/Nebraska) • Plan to add a further 3 sales reps in the second half of calendar 2014 • Plan to add a further 6 sales reps in the 2015 calendar year, taking the total to 27 - Targeting OBGYNs and breast centers • Patients with above average clinical risk (7.5 million women at age 50 annually) • Patients with negative breast biopsies (estimated at 1.3 million annually) 21

Current Locations of U.S. Sales Force 22 Western Region (7 reps) Seattle Dallas Houston Chicago Southern California Missouri/Kansas Northern California / Nevada Eastern Region (8 reps) New England Northeast Ohio / Michigan DC / MD / VA Florida New Jersey New York City KY / TN / IN

Sample Number Projections to June 30, 2015 23 0 1000 2000 3000 4000 5000 6000 7000 8000 Qtr 2 2013 Qtr 3 2013 Qtr 4 2013 Qtr 1 2014 Qtr 2 2014 Qtr 3 2014 Qtr 4 2014 Qtr1 2015 Qtr 2 2015 BREVAGenTM Sample Number Projections Actual Forecast

Reimbursement Profile In January 2013, there were material changes to the reimbursement process: - Coding changes impacted all genetic / MDx testing in the U.S. - Transition from “code stack” to “miscellaneous” CPT code - Denials and follow-on appeals have since increased, but with strong PPO contracting and increased list price, average reimbursement for closed cases has increased by 55% (calendar 2013 vs. 2012) - Percentage of cases written off has decreased by 61% (calendar 2013 vs. 2012) - As sample numbers received increase, proportionately more cases are awaiting reimbursement Recent meeting held with primary payers (insurers) seeking input for definition of clinical utility and supporting study design and output. Planning for study is now underway Genetic Technologies is focused on conducting additional studies to generate additional peer-reviewed data to strengthen “clinical utility” evidence for payer contracting, leading to faster and better payment outcomes 24

Additional studies to include: • Hispanic American • African American • Expanded SNP panel Clinical Utility Studies to drive MRI and/or Tamoxifen therapy Improved BREVAGen Reimbursement Contract directly with large Self-Insured Employer Groups Contract directly with Insurers Contracting with PPOs Inclusion of BREVAGen in NCCN Committee Guidelines Claim denials due to “Experimental and Investigational” Experimental and Investigational appeals package submitted Patient Protection Program underpins revenue received Reimbursement Improvement – Actions Being Taken 25

BREVAGenTM Product Development BREVAGen 1.0: 7-SNP assay, available to caucasians only Caucasian population in the U.S. is 62% Recent advances in genetics need to be included Plan to develop and launch BREVAGen 2.0 by third quarter of calendar 2014 Expanded panel for caucasian women Risk assessment panel for African-American women Risk assessment panel for Hispanic American women Collaborators and protocols have been designed Initial case control study to include additional ethnicities and more SNPs is now underway 26

Corporate Summary 27

Management Alison J. Mew, Chief Executive Officer (currently on Personal Leave) - Appointed CEO in December 2012 - Background in operations management in the biopharmaceutical industry in Australia and overseas, covering animal and human health - Over 13 years with CSL Ltd. in senior positions Thomas G. Howitt, Chief Financial Officer and Acting CEO - Appointed CFO in June 2004 - Wide financial experience in Australia and U.S., including key roles in the raising of bank debt and equity capital - Currently also serving as Acting CEO Richard Allman, PhD, Scientific Director - Over 20 years of scientific and research experience in the UK and Australia - Most recently responsible for providing scientific and technical guidance for the launch of the BREVAGenTM risk assessment test to the US market and managing associated research programs - Academic career encompassed oncology research, drug development and assay design, with a particular interest in the linkage between onco-genetic profile and treatment response Mark J. Ostrowski, Senior Vice President Sales and Marketing – Phenogen Sciences Inc. - Appointed Senior Vice President Sales and Marketing – Phenogen Sciences Inc. in September 2012 - More than 20 years of sales and marketing experience in molecular diagnostics (including Director of Sales Operations at Myriad Genetics (NASDAQ: MYGN) and Director of Managed Care Services at DIANON Systems - Academic tenure in the specialized molecular diagnostics space and led successful commercialization and clinical adoption and reimbursement of now standard-of-care clinical molecular diagnostic assays used in the diagnosis and management of cancer 28

Licensing Overview Seven new licenses granted during the 2013 financial year, totalling 77 to date More than $73 million in gross revenues generated from licensing to date U.S. assertion program continues in earnest, with 10 cases of infringement underway, including three against Big Pharma (Pfizer, GSK and BMS) New assertion cases focusing of “762” mapping patent to extend the life of the licensing program European targets being independently pursued by Genetic Technologies Third re-exam of “179” patent successfully defended Goal to continue to deliver valuable non-dilutive funding to the Company 29

Financial Snapshot Share Register Financials (3 months to September 30) Shares outstanding 581.4 million ADRs (@30:1 ratio) 19.4 million Top 20 shareholders 69.7% Total shareholders 2,903 Options outstanding 10.8 million (employees only) Market cap (@ $0.06) AUD 35 million (AUD millions) 2013 2012 Revenue / gains 1.1 1.4 Operations 1.0 1.0 Licensing 0.1 0.3 Net profit / (loss) (2.6) (2.5) Cash (refer note) 1.8 6.7 Subsequent to September 30, the Company raised a further AUD 9.6 million from the issue of shares and convertible notes 30

2014 Objectives Maintain focus on expansion of U.S. operations Increase U.S. sales force to cover all major U.S. sales territories Complete and launch “second generation” BREVAGenTM test to improve performance and increase market acceptance in the U.S. Broaden available ethnicities to expand available markets Aim to exceed 10,000 BREVAGen samples in the 2014 calendar year Work with payers (insurers) to improve reimbursement outcomes Ensure adequate funding is available to meet objectives Maximize value from licensing, heritage business and the commercialization of non-core assets, while reducing costs 31

Tom Howitt Acting CEO Genetic Technologies Limited Phone +61 3 8412 7000 Email info@gtglabs.com 32